U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

        [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                    For the period ended:  Fiscal year ended November 30, 1997
                    [ ] Transition  Report on Form 10-K
                    [ ] Transition  Report on Form 20-K
                    [ ] Transition  Report on Form 11-K
                    [ ] Transition  Report on Form 10-Q
                    [ ] Transition  Report on Form N-SAR
                    For the Transition Period Ended: ___________________
  ______________________________________________________________________________

                    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to the portion of the filing checked above. Identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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                        HOSPITAL STAFFING SERVICES, INC.
                             (Full Name of Registrant)
                      6245 North Federal Highway, Suite 500
                     (Address of Principle Executive Office)
                       Fort Lauderdale, Florida 33308-1900
                           (City, State and Zip Code)
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




   Part II - Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (check box if appropriate)
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The  accountant's  statement or other exhibit required by 12b-25
              (c)has been attached if applicable.



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   Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant was unable to file its Form 10-K within the prescribed time period because significant subsequent events and/or transactions are being considered which, if consummated, would result in material adjustments and/or disclosure in the 1997 10-K. Also, the registrant's independent public accountants, Arthur Andersen LLP, have not completed their audit of the registrant's Consolidated Financial Statements to be included in the Form 10-K and cannot complete such audit until issues related to aforementioned subsequent events and/or transactions are resolved.

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   Part IV - Other Information

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(1) Name and telephone number of person to contact in regard to thisnotification
     Ronald G. Huneycutt      (954)          771-0500                 282
          (Name)           (Area Code)    (Telephone Number)         (Ext)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Refer to Attachment #1 for explanation.


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   Part IV - Other Information cont'd

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HOSPITAL STAFFING SERVICES, INC. (Name of Registrant as specified in charter)
has caused this notification to be signed on behalf by the undersigned thereunto duly authorized.



Date March 3, 1998                    By   /s/Ronald G. Huneycutt

                                          Ronald G. Huneycutt, Vice President of
                                          Finance and Chief Financial Officer
                                          (principal accounting officer)



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ATTACHMENT #1 - Part IV (3)

The registrant expects to incur a significant net loss for the year ended November 30, 1997. The amount of such loss cannot be reasonably estimated at this time due to the factors described in Part III.

ATTACHMENT #2 - Part II (c)

Independent Auditors Letter follows:


March 3, 1998

Mr. Ronald G. Huneycutt
Chief Financial Officer
Hospital Staffing Services, Inc.
6245 North Federal Highway, Suite 500
Fort Lauderdale, Florida  33308-1900

RE:  Hospital Staffing Services, Inc. - Form 12b-25 dated March 3, 1998

Dear Mr. Huneycutt:

We have read the narrative in Part III of the above-mentioned form and are in agreement with the statements about our firm made therein.

We understand that this letter will be filed as an attachment to the above-mentioned form.



/s/ARTHUR ANDERSEN LLP